FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company:

Starfield Resources Inc. (the “Company”)
Suite 420 - 625 Howe Street
Vancouver, British Columbia
V6C 2T6

Item 2 - Date of Material Change:

April 6, 2006

Item 3 – News Release:

A news release was issued on April 6, 2006 and was disseminated via Canada NewsWire. A copy of the news release is attached hereto as Schedule “A”.

Item 4 – Summary of Material Change:

The Company announced a private placement offering consisting of up to 9,500,000 units of the Company at a price of $0.53 per unit and of up to 9,300,000 flow-through common shares of the Company at a price of $0.65 per flow-through common share (the “Offering”). Each unit will consist of one common share and one-half of one transferable common share purchase warrant of the Company. Each whole warrant will entitle the holder to acquire one common share of the Company at an exercise price of $0.75 per common share during the period ending one year from the closing of the Offering

Item 5 – Full Description of Material Change:

Please see attached Schedule “A”.

Item 6 – Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

Item 7 - Omitted Information:

Not applicable.

Item 8 – Executive Officer:

Glen J. Indra
Starfield Resources
1-877-233-2244

Item 9 – Date of Report:

April 13, 2006.

Schedule “A”

STARFIELD RESOURCES INC. (Tier 1)
PRESS RELEASE	April 6, 2006
Corporate Office:	#SRU-10-06
Suite 420-625 Howe Street
Vancouver, BC CANADA	SRU – TSX.V
V6C 2T6	SRFDF – OTC BB
Website: http://www.starfieldres.com	Page 1 of 2
Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

STARFIELD ANNOUNCES PRIVATE PLACEMENT FINANCING OF
UP TO $11,080,000

VANCOUVER, B.C. (April 6, 2006) – Starfield Resources Inc. (TSX.V: SRU and OTC BB:SRFDF) (“Starfield” or the “Company”) announces a private placement offering consisting of up to 9,500,000 units of the Company at a price of $0.53 per unit and of up to 9,300,000 flow-through common shares of the Company at a price of $0.65 per flow-through common share (the “Offering”). Each unit will consist of one common share and one-half of one transferable common share purchase warrant of the Company. Each whole warrant will entitle the holder to acquire one common share of the Company at an exercise price of $0.75 per common share during the period ending one year from the closing of the Offering.

Max Capital Markets Ltd. (“Max Capital”) will act as agent for the Offering and will offer units and flow-through common shares on a reasonable best efforts basis. Starfield will pay a commission equal to 7% of the gross proceeds of the Offering, which Max Capital may elect to receive in cash or, in whole or in part, in common shares of the Company at a deemed price equal to the Offering price. In addition, at the closing of the Offering, Starfield will grant compensation options entitling Max Capital to purchase that number of common shares equal to 10% of the aggregate number of units and flow-through common shares sold under the Offering. The compensation options may be exercised at a price of $0.65 per common share during the period ending one year from the closing of the Offering.

Closing of the transaction is expected to occur on or about May 9, 2006. Starfield will use the proceeds from the Offering for general exploration expenditures and general working capital purposes.

About Starfield

Starfield Resources Inc. is an advanced exploration and development company focused on its Ferguson Lake Copper-Nickel-Cobalt-Palladium-Platinum property located in Nunavut, Canada. The Ferguson Lake property covers more than 1.3 million acres and is 100% owned by the Company. Since 1999, Starfield has completed more than 100,000 metres of diamond drilling in 243 holes. In addition to the NI 43-101 technical report which will be filed on Starfield’s SEDAR website within 45 days, the Company expects to announce the results of geostatistical evaluations and a scoping study in 2006. A developing feature of this mineral district is the significant discovery of high grade platinum and palladium mineralization found in the footwall to the massive sulphide deposit. Starfield’s Ferguson Lake Project is unfolding as Nunavut’s largest ongoing base and precious metal project.

On behalf of the Board of Directors,

“Glen C. Macdonald”

Glen C. Macdonald, P.Geo., Director
(Glen Macdonald is the Qualified Person under National Instrument 43-101 responsible for preparing the technical disclosure in this news release)

Caution concerning forward-looking statements
This communication to shareholders and the public contains certain forward-looking statements. Actual results may differ materially from those indicated by such statements. All statements, other than statements of historical fact, included herein, including, without limitations statements regarding future production, are forward looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the U.S. Securities Act of 1993, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable securities laws or an exemption from such registration is available.

For further information contact:

Michael Joyner	or	Leif Smither
The Equicom Group		Starfield Resources
416-815-0700 ext.275		1-877-233-2244
mjoyner@equicomgroup.com		www.starfieldres.com